Operating Agreement of
iPianoLab LLC,
a Limited Liability Company

I.   Formation.
 A.   <u>State of Formation</u>. This is a Limited Liability Company Operating Agreement (the "Agreement") for iPianoLab LLC, a Manager-managed Nevada limited liability company (the "Company") formed under and pursuant to Nevada law.

 B.   <u>Operating Agreement Controls</u>. To the extent that the rights or obligations of the Members or the Company under provisions of this Operating Agreement differ from what they would be under Nevada law absent such a provision, this Agreement, to the extent permitted under Nevada law, shall control.

 C.   <u>Primary Business Address</u>. The location of the primary place of business of the Company is:

        7575 W Washington, 127-133, Las Vegas, Nevada, 89128, or such other location as shall be selected from time to time by the Members.

        The Company's mailing address is:

         27 W 20th St, Suite 911, New York, New York 10011, or such other location as shall be selected from time to time by the Members.

 D.   <u>Registered Agent and Office</u>. The Company's initial agent (the "Agent") for service of process is Director of Online Services. The Agent's registered office is 7575 W Washington, 127-133, Las Vegas, Nevada, 89128. The Company may change its registered office, its registered agent, or both, upon filing a statement with the Nevada Secretary of State.

 E.   <u>No State Law Partnership</u>. No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than state tax purposes.

II.   Purposes and Powers.
 A.   <u>Purpose</u>. The Company is created for the following business purpose: iPianoLab, LLC provides Music Education, Online Lessons, Extended Care Enrichment Programs.

 B.   <u>Powers</u>. The Company shall have all of the powers of a limited liability company set forth under Nevada law.

C.   Duration. The Company's term shall commence upon the filing of a Certificate of Formation and all other such necessary materials with the state of Nevada. The Company will operate until terminated as outlined in this Agreement unless:

1.   The Members vote unanimously to dissolve the Company;

2.   No Member of the Company exists, unless the business of the Company is continued in a manner permitted by Nevada law;

3.   It becomes unlawful for either the Members or the Company to continue in business;

4.   A judicial decree is entered that dissolves the Company; or

5.   Any other event results in the dissolution of the Company under federal or Nevada law.

III.   Members.
A.   Members. The Members of the Company (jointly the "Members") and their Membership Interest in the same at the time of adoption of this Agreement shall follow the following schedule:

> Steven Catanzaro, 60%
> David Negron, 40%

This schedule of Membership Interest may be changed only by unanimous consent of all Members, regardless of Membership Interest.

B.   Initial Contribution. Each Member shall make an Initial Contribution to the Company as outlined in Attachment A of this Agreement.

Contributions will be submitted no later than May 15, 2015. All contributions will be deposited into a capital account belonging to iPianoLab, LLC.

No Member shall be entitled to interest on their Initial Contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their Initial Contribution, unless all Members give written consent of withdrawal. In the event that a Member does not meet the Initial Contribution requirements set forth by this Agreement, this Agreement will be considered null and void, and the Company shall be disolved.

C.   Limited Liability of the Members. Except as otherwise provided for in this Agreement or otherwise required by Nevada law, no Member shall be personally liable for any acts, debts, liabilities or obligations of the Company beyond their respective Initial Contribution. The Members shall look solely to the Company property for the return of their Initial Contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities or obligations of the Company is insufficient to return such Initial Contributions, or value thereof, no Member shall have any recourse against any other Member except as is expressly provided for by this Agreement.

D. <u>Withdrawal or Death of a Member.</u> The Members hereby reserve the right to withdraw at any time. Should a Member withdraw because of choice or death, the remaining Members will have the option to buy out the remaining shares of Interest in the Company. Should the Members agree to buy out the shares, the shares will be bought in equal amounts by all Members. The Members agree to hire an outside firm to assess the value of the remaining shares. Only upon the Members' unanimous agreement will the outside firm's valuation of the shares be considered final. The Members will have 30 days to decide if they want to buy the remaining shares together and disperse them equally. If all Members do not agree to buy the shares, individual Members will then have the right to buy the shares individually. If more than one Member requests to buy the remaining shares, the shares will be split equally among those Members wishing to purchase the shares. Should all Members agree by unanimous vote, a non-Member may be allowed to buy the shares thereby replacing the previous Member.

If no individual Member(s) finalize a purchase agreement within 30 days of withdrawal, the Company will be dissolved.

The name of the Company may be amended upon the written and unanimous vote of all Members if a Member is successfully bought out.

E. <u>Creation or Substitution of New Members.</u>

The Members will amend this agreement to include new Members upon the written and unanimous vote of all Members.

The name of the Company may be amended if a new Member is added to the Company upon the written and unanimous vote of all Members.

F. <u>Member Voting.</u>
1. *Voting power.* The Company's Members shall each have votes equal to their respective Membership Interest in the Company.

2. *Proxies.* At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy shall be delivered to the other Members of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

G.   <u>Members' Duty to File Notices</u>. The Members shall be responsible for preparation, maintenance, filing and dissemination of all necessary returns, notices, statements, reports, minutes or other information to the Internal Revenue Service, the state of Nevada, and any other appropriate state or federal authorities or agencies. Notices shall be filed in accordance with Article XIII below. The Members may delegate this responsibility to aa Manager at the Members' sole discretion.

H.   <u>Fiduciary Duties of the Members</u>. The Members shall have no fiduciary duties whatsoever, whether to each other or to the Company, unless that Member is a Manager of the Company, in which instance they shall owe only the fiduciary duties of a Manager. No Member shall bear any liability to the Company or to other present or former Members by reason of being or having been a Member.

I.   <u>Waiver of Partition: Nature of Interest</u>. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up or termination of the Company. No Member shall have any interest in any specific assets of the Company.

IV.   Accounting and Distributions.
A.   <u>Fiscal Year</u>. The Company's fiscal year shall end on **the last day of July**.

B.   <u>Records</u>. All financial records including tax returns and financial statements will be held at the Company's primary business address and will be accessible to all Members.

C.   <u>Distributions</u>. Distributions shall be issued on an annual basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of Membership Interest in the Company. The Members shall meet each year during the final month of the fiscal year to determine appropriate provisional and distribution amounts.

V.   Tax Treatment Election.
        The Company has or will file with the Internal Revenue Service for treatment as a C-corporation.

VI.   Duties and Powers of the Members

A.   <u>Powers and Operation of the Members.</u> The Members shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Company's purposes described herein, including all powers, statutory or otherwise.

1.   *Meetings.* The Members may hold meetings, both regular and special, within or outside the state of Nevada. Regular meetings of the Members may be held without notice at such time and at such place as shall from time to time be determined by the Members. Special meetings of the Members may be called by any Member on not less than one day's notice to each Manager by telephone, electronic mail, facsimile, mail, telegram or any other means of communication.

i.   At all meetings of the Members, a majority of the Members shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Members present at any meeting at which there is a quorum shall be the act of the Members. If a quorum shall not be present at any meeting of the Members, the Members present at such meeting may adjourn the meeting until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if all Members consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Members.

ii.   Members may participate in meetings of the Members by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the primary business address of the Company.

B.   <u>Salaries.</u> The Members shall have the authority to fix the compensation of Members. The Members may be paid their expenses, if any, of attendance at meetings of the Members, which may be a fixed sum for attendance at each meeting of the Members or a stated salary. No such payment shall preclude any Member from serving the Company in any other capacity and receiving compensation therefor.

All Members must give their unanimous consent if a permanent salary is to be established and their unanimous consent for the amount of salary to be given to each Member.

C.   <u>Members as Agents.</u> To the extent of their powers set forth in this Agreement, the Members are agents of the Company for the purpose of the Company's business, and the actions of the Members taken in accordance with such powers set forth in this Agreement shall bind the Company. Except as provided in this Agreement, no Manager may bind the Company.

D.   Duties of the Members. The Members and the Members shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises.

E.   Prohibited Actions of the Members. Notwithstanding any other provision of this Agreement to the contrary or any provision of law that otherwise so empowers the Members, none of the Members on behalf of the Company, shall, without the unanimous approval of the Members, do any of the following:

1.   guarantee any obligation of any person;

2.   engage, directly or indirectly, in any business or activity other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II(A) above; or

3.   incur, create or assume any indebtedness other than as required or permitted to be performed pursuant to the Company's Purpose as described in Section II(A) above.

VII.   Fiduciary Duties of the Members.

Except to the extent otherwise provided herein, each Member shall have a fiduciary duty of loyalty and care similar to that of Members of business corporations organized under the laws of Nevada.

The Members shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company unless a unanimous individual vote of the Members consents thereto. The Members shall refrain from competing with the Company in the conduct of the Company's business unless the Members consent thereto by unanimous vote.

The Manager's fiduciary duties of loyalty and care are to the Company and not to the other Members. The Members shall owe fiduciary duties of disclosure, good faith and fair dealing to the Company and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

VIII.   Member Roles.

The inital roles of the members shall be as follows:

Steven Catanzaro will be responsible for licensing the curriculum (the 'Method') to the Company. He grants an unlimited and exclusive right of use in the Method to the Company. Catanzaro retains all copyrights and intellectual property to the method, and upon dissolution of the Company, the sole ownership of the method will revert to him. In addition, Catanzaro will be responsible for, but not limited to, expanding the Physical Delivery / Extended Care portion of the business, including sales, marketing, service.

David Negron will be responsible for all on-line and virtual based applications of the company and the method. His duties will include development and realization of an online "virtual manager" for the Extended Care program, which will gather student and teacher data and payment information, generate notices to customers, keep track of inventory, and all other features that will enable the Extended Care program to be managed virtually and remotely. In addition, he will be responsible for recasting the Method in virtual form, including video lessons, games, prizes, contests, and etc, as well as marketing the on-line portion of the business.

It is understood that, as business conditions dictate, Member roles will be changed from time to time to further the interests of the Company.

IX.   Dissolution.
A.   Limits on Dissolution. The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established in Section II(C) above.

Notwithstanding any other provision of this Agreement, the Bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the Bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

B.   Winding Up. Upon the occurrence of any event specified in Section II(C), the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. One or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

C.   Distributions in Kind. Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated according to the percentage of ownership interest as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

D.   Termination. The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the

Company, shall have been distributed to the Members in the manner provided for under this Agreement and (ii) the Company's registration with the state of Nevada shall have been canceled in the manner required by Nevada law.

E. Accounting. Within a reasonable time after complete liquidation, the Company shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

F. Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its Initial Contribution and shall have no recourse for its Initial Contribution and/or share of profits (upon dissolution or otherwise) against any other Member.

G. Notice to Nevada Authorities. Upon the winding up of the Company, the Member with the highest percentage of Membership Interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with Nevada and any other appropriate state or federal authorities or agencies as may be required by law. In the event that two or more Members have equally high percentages of Membership Interest in the Company, the Member with the longest continuous tenure as a Member of the Company shall be responsible for the filing of such notices.

F. Return of Intellectual Property. Upon the winding up of the Company, any intellectual property specified in Attachment A shall be returned to the Member who made its initial contribution.

X. Exculpation and Indemnification.
A. No Member, Manager, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

B. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

C.   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

D.   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

E.   The foregoing provisions of this Article X shall survive any termination of this Agreement.

XI.   Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article X or under applicable law.

XII.   Settling Disputes.

All Members agree to enter into mediation before filing suit against any other Member or the Company for any dispute arising from this Agreement or Company. All Members agree to attend one session of mediation before filing suit. The Members agree that any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to the American Arbitration Association, or similar dispute resolution service, for mediation, and if the matter is not resolved through mediation, then it shall be submitted to the American Arbitration Association, or similar dispute resolution service, for final and binding arbitration. Judgment on the Award may be entered in any court having jurisdiction. If the dispute is not settled after one session of mediation and if the arbitration process does not resolve the dispute, the Members are free to file suit. Any law suits will be under the jurisdiction of the state of Nevada.

XIII. General Provisions.

 A.   Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three (3) business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

 B.   Number of Days. In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or such holiday.

 C.   Execution of Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

 D.   Severability. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

 E.   Headings. The Article and Section headings in this Agreement are for convenience and they form no part of this Agreement and shall not affect its interpretation.

 F.   Controlling Law. This Agreement shall be governed by and construed in all respects in accordance with the laws of the state of Nevada (without regard to conflicts of law principles thereof).

 G.   Application of Nevada Law. Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of Nevada law.

 H.   Amendment. This Agreement may be amended only by written unanimous consent of the Members and the Members. Upon obtaining the approval of any such amendment, supplement or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed and filed in accordance with Nevada law.

 I.   Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.

IN WITNESS WHEREOF, the Members have executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of February 5, 2015.

Signature: _____
              Steve Catanzaro

Signature: _____
              David Negron

ATTACHMENT A
Initial Contributions of the Members

The Initial Contributions of the Members of iPianoLab LLC are as follows:

Steve Catanzaro
    Contribution:
        Intellectual Property: Proprietary iPianoLab teaching method (Method)
        and materials. The Method shall be licensed to iPianoLab in exclusivity for
        the life of the Company.
        Other Tangible Property: Keboards (84), Keyboard Bags (84), headphones
        (90), headphone adapters (90) and printed class materials, approximate
        retail value: $11,500; lesson videos produced for $750

David Negron
    Contribution:
        Cash: $100 for opening of Company bank account
        Other contributions: $430.00 for LLC filing paperwork and fees in Nevada

        Cash as Working Capital: $7500